LEAD INVESTOR



Lucas Langworthy

I'm investing in Squarex because it is solving a big problem in cold sores or oral herpes, and this represents a huge market and profit opportunity as well. Millions of people in the U.S. alone have frequent cold sores and will be eager to get this drug. No other drug is approved for preventing cold sore outbreaks, and prevention is better than treatment. It goes without saying that a drug that works for oral herpes is likely to work for genital herpes as well, and that is another huge market and huge human problem. They have come a long way in their trials, two-thirds of the way to FDA approval, with a small amount of money in the context of the pharmaceutical world, and the drug has repeatedly proven very effective in human clinical trials, including trials at Harvard and Stanford. In addition, my spouse happens to know and respect the founder and CEO of Squarex.

Invested $25,000 this round

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